United States securities and exchange commission logo





                              September 6, 2022

       Deborah Thomas
       Chief Financial Officer
       Hasbro, Inc.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: Hasbro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 26, 2021
                                                            Response Dated
August 22, 2022
                                                            File No. 001-06682

       Dear Ms. Thomas:

              We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 2, 2022 letter.

       Response Dated August 22, 2022

       Risk Factors, page 28

   1. Your response to prior comment one states that transition risks related to climate change are not among your
significant and material risks, but that you plan to further consider and quantify potential
transition risks. As disclosure in your Form 10-K states that you recognize the impact
your business can have on the environment and are working to reduce your footprint
and that you devote significant resources and expenditures to help achieve your
sustainability goals, further explain how you considered providing disclosure regarding the effects
of transition risks relevant to the action you are taking on climate.
                                                        Please reference the
specific transition risks that may affect your business, financial condition, and results
of operations and other factors you have considered in your
                                                        response.
 Deborah Thomas
FirstName
Hasbro, Inc.LastNameDeborah Thomas
Comapany 6,
September   NameHasbro,
              2022       Inc.
September
Page 2     6, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44

2. Your response to prior comment five states "that future weather-related events including increased storms, flooding, temperatures, droughts and other natural disasters could impact the business of Hasbro, our major customers or suppliers, including our manufacturers." Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing